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                                                                EXHIBIT 99(A)(5)

                              FORM OF ELECTION FORM
                               Ventiv Health, Inc.
                           1114 Avenue of the Americas
                            New York, New York 10036

                                   May 1, 2002

Participation Instructions:

         After thoroughly reading the Offer to Exchange, please complete this form and sign it. The completed form can be faxed to the attention of Christina Kincel at (732) 537-4915, hand delivered to Christina Kincel or sent by mail to Ventiv Health, Inc., 200 Cottontail Lane, Vantage Court North, Somerset, New Jersey 08873, Attention: Christina Kincel. Return the completed form as soon as possible, but in any event, BEFORE 5:00 P.M., EASTERN DAYLIGHT TIME, ON MAY 31, 2002.

Name of Optionee:          (first name) (last name)

Optionee ID Number:        (id)

         I am an employee of or consultant to Ventiv Health, Inc. ("Ventiv") or one of its subsidiaries (other than Ventiv Health Communications, Inc.). I have received and read the Offer to Exchange including the Summary Term Sheet. I understand that I may exchange all or some of my options granted to me under the Ventiv 1999 Stock Incentive Plan, as amended (the "Plan"). In return, Ventiv will grant me an option to purchase the same number of shares, subject to adjustment for stock splits, stock dividends and other similar events that occur prior to the replacement grant date (as defined below), on a date that is at least six months and one day following the date that Ventiv cancels the options accepted for exchange, which will be on, or as promptly as practicable after, December 2, 2002 (the "replacement grant date"), provided that I am still employed by Ventiv on that date.

         The exercise price of the new options will equal the greater of the fair market value of the company's common stock on the date of grant of the new options or $4.00. This will be determined based upon the last reported sale price of our common stock on the date of grant of the new options. I understand that because Ventiv will not grant new options until at least six months and one day after the date that Ventiv cancels the options accepted for exchange, it is possible that the new options may have a higher exercise price than some or all of my current options. I understand the new options will vest over the longer of
(1) a new two-year vesting schedule commencing on the date of issuance of the new options or (2) the current vesting schedule applicable to the tendered options, without taking into account the period between the closing of the exchange offer (which is expected to occur on May 31, 2002) and the date the new options are issued. The length of the vesting schedule will be determined solely by its end date and not by reference to the percentage of options vested at any point in time prior to its end date, and the determination will be made on a grant-by-grant basis. If the new schedule is determined to apply, 50% of the new options will be vested as of the date of the issuance of the new options, 25% of the new options will vest on the first anniversary of the date of issuance and 25% of the new options will vest on the second anniversary of the date of issuance. If the current schedule is determined to apply, vesting will be suspended under the current vesting schedule for the applicable grant and will begin again on the date the new options are granted. Each new option will have a term that expires on the expiration date as stated in the new option agreement.


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         I understand that my employment with Ventiv is on an at-will basis and that nothing in the Offer to Exchange modifies or changes that, and that if my employment with Ventiv is terminated by me or Ventiv, voluntarily, involuntarily, or for any reason or for no reason, before my new options are granted, I will not have a right to any stock options that were previously cancelled, and I will not have a right to the grant that would have been issued on the replacement grant date.

         I understand that I will not be eligible to receive any other options until the replacement grant date.

         I recognize that, under certain circumstances stated in the Offer to Exchange, Ventiv may terminate or amend the offer and postpone its acceptance and cancellation of my options elected for exchange. In any such event, I understand that the options delivered with this Election Form but not accepted for exchange will be returned to me.

         I understand that if I accept the offer to exchange options, I will give up my entire ownership interest in my current options that I tender and I understand that they will become null and void on the expiration date of the Offer to Exchange if Ventiv accepts my options for exchange. I acknowledge that this election is entirely voluntary. I ALSO ACKNOWLEDGE THAT I WILL BE UNABLE TO REVOKE THIS ELECTION FORM AFTER 5:00 P.M., EASTERN DAYLIGHT TIME, ON MAY 31, 2002.

         I hereby make the following election with regard to my option grants (please check):

[  ] I DO NOT accept the offer to exchange options.

[  ] I ACCEPT the offer to exchange outstanding options.

Please indicate below the specific options that you want to exchange by placing an "x" on the line preceding the option number:

                  Option No.  Option Date      No. of Shares     Price per Share

_____             (optno1)    (optdate1)       (noshares1)       $(price1)

_____             (optno2)    (optdate2)       (noshares2)       $(price2)

_____             (optno3)    (optdate3)       (noshares3)       $(price3)

_____             (optno4)    (optdate4)       (noshares4)       $(price4)

REMINDER: If you are accepting the offer to exchange your options are automatically required to exchange all options that were granted to you (option dated) between November 30, 2001 and May 31, 2002.

Signature:                                              Date:
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                  (first name) (last name)





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Home Telephone Number (with area code): (_____)________________________________




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